UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GLG Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37929X 107

(CUSIP Number)

Martin E. Franklin
555 Theodore Fremd Avenue,
Suite B-302
Rye, New York 10580
(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 37929X 107		Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin E. Franklin

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,0331 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,337,228 3 (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,637,228 (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% of outstanding shares of Common Stock4

14		TYPE OF REPORTING PERSON IN

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Franklin may be deemed to have beneficial ownership of these shares.  Franklin disclaims beneficial ownership of these shares, except for the 14,637,228 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Franklin which are not currently exercisable.

3         Excludes 300,000 shares of restricted Common Stock over which Franklin does not have dispositive power prior to their vesting in three equal installments on each of May 15, 2010, 2011 and 2012.

4         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities (as hereinafter defined) are exchangeable and 8,064,516 shares of Common Stock issuable upon conversion of the Issuer’s 5.00% convertible subordinated notes due 2014 (the “Notes”).  The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 4.6%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 3 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2007, as amended by Amendment No. 1 filed with the Commission on June 4, 2009 and Amendment No. 2 filed with the Commission on November 12, 2009 (the “Schedule 13D”), filed by Martin E. Franklin (“Franklin” or the “Reporting Person”), and relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Issuer”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands Company and subsidiary of the Issuer (“Exchangeable Shares”), (4) the Issuer’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock, and (5) warrants to purchase shares of Common Stock.  The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.  This Amendment No. 3 is being filed to report the joinder of Franklin, a member of the Board of Directors of the Issuer, on February 12, 2010 (the “Franklin Joinder”) as a party to the Voting Agreement dated as of June 22, 2007 (the “Voting Agreement”), among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Point Pleasant Ventures Ltd., a wholly owned subsidiary of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Jackson Holding Services Inc., a wholly owned subsidiary of the Roman GLG Trust, Noam Gottesman, and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust (collectively the “Voting Agreement Parties”) and the Issuer, as amended, as to the voting of shares of Common Stock and Series A Preferred Stock.

Franklin beneficially owns 14,637,228 shares of Common Stock of the Issuer, representing 5.6%1 of all outstanding shares of Common Stock, which shares are comprised of 5,798,668 shares of Common Stock, 4,738,560 warrants (the “Founders’ Warrants”) (exercisable as described below) to purchase 4,738,560 shares of Common Stock, 2,000,000 warrants (the “Co-Investment Warrants”) (exercisable as described below) to purchase 2,000,000 shares of Common Stock and 1,800,000 warrants (the “Sponsors’ Warrants”) (exercisable as described below) to purchase 1,800,000 shares of Common Stock over which Franklin has sole dispositive power and 300,000 shares of restricted Common Stock, over which Franklin does not have dispositive power prior to their vesting in three equal annual installments on each of May 15, 2010, 2011 and 2012.  Each of the Founders’ Warrants,

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 8,064,516 shares of Common Stock issuable upon conversion of the Notes and includes 2,000,000, 1,800,000 and 4,738,560 shares of Common Stock issuable upon exercise of Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, respectively, held by Franklin.  The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 4.6%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 4 of 11 Pages

Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after November 2, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). Currently, the Founders’ Warrants are not exercisable.  The Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).

As a result of the Franklin Joinder, the aggregate number of shares held by the parties to the Voting Agreement and subject to the Voting Agreement increased.  Unless otherwise defined in this Amendment No. 3, capitalized terms have the meanings set forth in the Schedule 13D.

The Issuer’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.

Item 2.	Identity and Background.

Item 2 is amended to include the following information:

By virtue of the Franklin Joinder to the Voting Agreement, Franklin may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the other Voting Agreement Parties for purposes of the Exchange Act. Although Franklin does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. On the basis of information provided to Franklin by the other Voting Agreement Parties, Franklin believes that the other Voting Agreement Parties are the beneficial owners of an aggregate of 160,334,284 shares of Common Stock representing approximately 49.1% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock, the conversion of all $30 million aggregate principal amount of Notes into Common Stock and the exercise of all Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants held by all parties to the Voting Agreement). Franklin expressly disclaims beneficial ownership of securities held by any other person or entity. The securities reported herein as being beneficially owned by Franklin do not include any securities held by the other Voting Agreement Parties (including but not limited to accounts or entities under their control) or any other person or entity.

Item 4.	Purpose of Transaction.

Item 4 is amended to include the following information:

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 5 of 11 Pages

On February 12, 2010, the Issuer awarded 300,000 shares of restricted Common Stock to Franklin under the Issuer's 2009 Long-Term Incentive Plan.  These shares of restricted stock vest in three equal installments on each of May 15, 2010, 2011 and 2012.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is amended to include the following information:

(a)           As a result of the terms of the Voting Agreement, Franklin may be deemed to have beneficial ownership of an aggregate of 174,261,033 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes and 8,538,560 shares issuable upon exercise of Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the “Subject Shares”).  These Subject Shares represent approximately 53.1% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock and the exercise of all Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants held by the parties to the Voting Agreement).  Franklin expressly disclaims beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

As of the date of this Amendment No. 3, Franklin has the following interests in the Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:

(i)	Amount beneficially owned: 14,637,228 shares

(ii)	Percent of class: 5.6% of outstanding shares of Common Stock1

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174, 261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 8,064,516 shares of Common Stock issuable upon conversion of the Notes.  The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as of December 31, 2009 as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.6%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 6 of 11 Pages

principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 14,337,228 shares3

(d)	Shared power to dispose or direct the disposition: -0-

Paragraph (c) of Item 5 is amended to add the following information:

On February 12, 2010, the Issuer awarded 300,000 shares of restricted Common Stock to Franklin under the Issuer's 2009 Long-Term Incentive Plan.  These shares of restricted stock vest in three equal installments on each of May 15, 2010, 2011 and 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following information:

Voting Agreement

Pursuant to the Franklin Joinder, on February 12, 2010 Franklin joined the Voting Agreement originally entered into by the Voting Agreement Parties other than Franklin (together with Franklin, the “controlling stockholders”) and the Issuer on June 22, 2007 in connection with the controlling stockholders’ control of the Issuer. A copy of the Voting Agreement is included as Annex F in the Issuer’s definitive proxy statement dated October 12, 2007 and is incorporated herein by reference. Following the Franklin Joinder, the controlling stockholders control approximately 53.7% of the voting power of the outstanding shares of capital stock of the Issuer.

Voting Arrangement

The controlling stockholders have agreed to vote all of the shares of Common Stock and Series A Preferred Stock and any other security of the Issuer beneficially owned by the controlling stockholders that entitles them to vote in the election of directors of the Issuer (the “Voting Stock”), in accordance with the agreement and direction of the parties holding the majority of the Voting Stock collectively held by all controlling stockholders (the “Voting Block”) with respect to each of the following events:

2	The Founders' Warrants are not currently exercisable.

3	Excludes 300,000 shares of restricted Common Stock over which Franklin does not have dispositive power prior to their vesting in three equal installments on each of May 15, 2010, 2011 and 2012.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 7 of 11 Pages

•	the nomination, designation or election of the members of the board of directors of the Issuer (or the board of any subsidiary) or their respective successors (or their replacements);

•	the removal, with or without cause, from the board of directors (or the board of any subsidiary) of any director; and

•	any change in control of the Issuer.

The controlling stockholders and the Issuer have agreed that so long as the controlling stockholders and their respective permitted transferees collectively beneficially own (1) more than 25% of the Voting Stock and at least one Principal is an employee, partner or member of the Issuer or any subsidiary of the Issuer or (2) more than 40% of the Voting Stock, the Issuer will not authorize, approve or ratify any of the following actions or any plan with respect thereto without the prior approval of the Principals who are then employed by the Issuer or any of its subsidiaries and who beneficially own more than 50% of the aggregate amount of Voting Stock held by all continuing Principals:

•
any incurrence of indebtedness, in one transaction or a series of related transactions, by the Issuer or any of its subsidiaries in excess of $570.0 million or, if a greater amount has been previously approved by the controlling stockholders and their respective permitted transferees, such greater amount;

•
any issuance by the Issuer of equity or equity-related securities that would represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 20% of the total voting power of the Issuer, other than (1) pursuant to transactions solely among the Issuer and its wholly-owned subsidiaries, and (2) upon conversion of convertible securities or upon exercise of warrants or options;

•	any commitment to invest or investment or series of related commitments to invest or investments in a person or group of related persons in an amount greater than $250.0 million;

•	the adoption of a shareholder rights plan;

•	any appointment of a Chief Executive Officer or Co-Chief Executive Officer of the Issuer; or

•	the termination of the employment of a Principal with the Issuer or any of its material subsidiaries without cause.

The controlling stockholders and the Issuer have agreed, subject to the fiduciary duties of the directors of the Issuer, that so long as the controlling stockholders and their respective permitted transferee(s) beneficially own Voting Stock representing:

•
more than 50% of the total voting power of the Issuer, the Issuer will nominate individuals designated by the Voting Block such that the controlling stockholders will have six designees on the board of directors if the number of directors is ten or eleven, or five designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 8 of 11 Pages

•
between 40% and 50% of the total voting power of the Issuer, the Issuer will nominate individuals designated by the Voting Block such that the controlling stockholders will have five designees on the board of directors if the number of directors is ten or eleven, or four designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

•
between 25% and 40% of the total voting power of the Issuer, the Issuer will nominate individuals designated by the Voting Block such that the controlling stockholders will have four designees on the board of directors if the number of directors is ten or eleven, or three designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

•
between 10% and 25% of the total voting power of the Issuer, the Issuer will nominate individuals designated by the Voting Block such that the controlling stockholders will have two designees on the board of directors, assuming such nominees are elected; and

•	less than 10% of the total voting power of the Issuer, the Issuer will have no obligation to nominate any individual that is designated by the controlling stockholders.

In the event that any designee for any reason ceases to serve as a member of the board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual designated by the controlling stockholders.

Transfer Restrictions

No controlling stockholder may transfer Voting Stock except that transfers may be made to permitted transferees (as defined in the Voting Agreement) and in public markets as permitted by the Shareholders Agreement described below.

Drag-Along Rights

The controlling stockholders have agreed that if (1) the Voting Block proposes to transfer all of the Voting Stock held by it to any person other than a Principal or a Trustee, (2) such transfer would result in a change in control of the Issuer, and (3) if such a transfer requires any approval under the Voting Agreement or under the Shareholders Agreement, such transfer has been approved in accordance with the Voting Agreement and the GLG shareholders agreement, then if requested by the Voting Block, each other controlling stockholder will be required to sell all of his or its Voting Stock.

Restrictions on Other Agreements

The controlling stockholders have agreed not to enter into or agree to be bound by any other stockholder agreements or arrangements of any kind with any person with respect to any Voting Stock, including, without limitation, the deposit of any Voting Stock in a voting trust or forming, joining or in any way participating in or assisting in the formation of a group with respect to any Voting Stock, except to the extent contemplated by the Shareholders Agreement.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 9 of 11 Pages

Transferees

Any permitted transferee (other than a limited partner of Sage Summit LP and Lavender Heights Capital LP) of a controlling stockholder will be subject to the terms and conditions of the Voting Agreement as if such permitted transferee were a controlling stockholder. Each controlling stockholder has agreed (1) to cause its respective permitted transferees to agree in writing to be bound by the terms and conditions of the Voting Agreement and (2) that such controlling stockholder will remain directly liable for the performance by its respective permitted transferees of all obligations of such permitted transferees under the voting agreement.

Amendment and Joinder to Voting Agreement

On February 12, 2010, the Voting Agreement was amended concurrently with the Franklin Joinder (the “Amendment and Joinder ”) to provide that Franklin (a) may at any time (i) transfer any or all of his Voting Stock to any Person or (ii) upon no less than 30 days written notice to all other Voting Agreement Parties, withdraw from the Voting Agreement, (b) shall not be subject to Section 4 (Drag-Along Rights) and Section 9.11 (Endorsement of Voting Stock Share Certificates) of the Voting Agreement and (c) will only indemnify other Stockholder Parties for breaches of the Voting Agreement by Franklin.  Except as described in the preceding sentence, all other provisions of the Voting Agreement are binding on Franklin for so long as he is a party to the Voting Agreement.  Upon Franklin’s transfer of Voting Stock, any proxy or power granted by Franklin will terminate with respect to the transferred Voting Stock and Franklin’s transferred Voting Stock will become free of any restrictions or obligations under the Voting Agreement. Upon Franklin’s withdrawal from the Voting Agreement, (1) any proxy or power granted by Franklin will terminate, (2) all of Franklin’s Voting Stock will become free of any restrictions or obligations under the Voting Agreement and (3) the amendments to the Voting Agreement described above will cease to have any force or effect.  All provisions of the Voting Agreement will continue in full force and effect with respect to all other Voting Agreement Parties.  The Voting Agreement was also amended to reflect the Issuer’s name change from Freedom Acquisition Holdings, Inc. to GLG Partners, Inc.  A copy of the Amendment and Joinder is included as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 19, 2010 and is incorporated herein by reference.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Amendment No. 1 and Joinder to the Voting Agreement, dated as of February 12, 2010, among the Reporting Person, the other Voting Agreement Parties and the Issuer included as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer (File No. 001-33217) filed on February 19, 2010, is incorporated herein by reference.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010	By: /s/ Martin E. Franklin Martin E. Franklin